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                              QUINTALINUX LIMITED
                                Suite 2209-2217
                              22/F Metro Centre II
                               21 Lam Hing Street
                             Kowloon Bay, Hong Kong
                            Phone: 011-852-2893-2682
                             Fax: 011-852-2572-2131




Contact:  David C.V. Lee                          Investor Relations:
          CEO                                     Dan Matsui/Eugene Heller
          Quintalinux Limited                     Silverman Heller Associates
          (852) 2893-2682                         (310) 208-2550
          davidlee@quintalinux.com                dmatsui@sha-ir.com
          ------------------------                ------------------

                          Quintalinux Limited Retains
                   Investor Relations Firm Silverman Heller

Kowloon Bay, HONG KONG (September 18, 2000) - Quintalinux Limited ("Company") (Nasdaq: QLNX), a leading technology services provider in the Peoples Republic of China and Hong Kong, which contracts high technology, "intelligent building" construction and interior design solutions and is a leading provider of Linux-based applications and systems, today announced it has engaged the investor relations firm Silverman Heller Associates.

The Company's initial public offering was effective August 9, 2000, in which 1.5 million shares of common stock and 1.5 million warrants were sold for net proceeds to the Company of $10.8 million. Proceeds are expected to be used for expansion, marketing, licensing, and working capital, as outlined in the prospectus.

"Silverman Heller's progressive investor relations program will support our efforts to establish and build relationships with the investment community," said David Lee, Quintalinux' CEO. "Silverman Heller will also help us increase the flow of communications with shareholders and prospective investors. A well-planned, coordinated investor relations program provides critical guidance and expertise for a company striving to increase its shareholder base and maximize value for investors."

About Quintalinux:
Quintalinux Limited is a leading technology services provider for business and enterprise clients in the Peoples Republic of China (PRC) and Hong Kong, including a list of large, well-known, blue chip and multinational corporate clients. With over 18 years of experience, the Company is a leading contractor of high-technology, "intelligent building" total solutions, incorporating highly reliable, flexible, and interoperable Linux operating systems in its commercial interior construction and design applications, such as under-floor air conditioning systems, architectural lighting systems, and information displays. Additionally, through a majority-owned subsidiary, the Company is a leading provider of Linux-based applications and systems for businesses and consumers, including Internet and e-commerce solutions.

Some statements in this press release may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

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